Exhibit 99.3

January 12, 2023

Ms. Hélène F. Fortin

Chair of the Audit Committee

HEXO Corp.

120 Chem. de la Rive

Gatineau QC J8M 1V2

Dear Ms. Fortin

Enclosed is our response to the change of auditor notice dated January 9, 2023 which you have provided to us on the appointment of a successor auditor in accordance with National Instrument 51-102. We understand that this letter will be reviewed and approved by the Audit Committee or Board of Directors, filed with the relevant regulator or securities regulatory authority prior to January 23, 2023, and included in the information circular accompanying the notice of any meeting of shareholders at which action is to be taken concerning a change in auditor.

Yours very truly,

Chartered Professional Accountants

Encl.

PricewaterhouseCoopers LLP

99 Bank Street, Suite 710, Ottawa, Ontario, Canada K1P 1E4

T: +1 613 237 3702, F: +1 613 237 3963

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

January 12, 2023

To:

British Columbia Securities Commission Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers (Québec)

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Service Newfoundland & Labrador

Office of the Superintendent of Securities (Prince Edward Island)

Office of the Superintendent of Securities, Northwest Territories

Office of the Yukon Superintendent of Securities

Office of the Superintendent of Securities Nunavut

We have read the statements made by HEXO Corp. in the attached copy of change of auditor notice dated January 9, 2023, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements in the change of auditor notice dated January 9, 2023.

Yours very truly,

Chartered Professional Accountants

PricewaterhouseCoopers LLP

99 Bank Street, Suite 710, Ottawa, Ontario, Canada K1P 1E4

T: +1 613 237 3702, F: +1 613 237 3963

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.